SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)

                              M & F Worldwide Corp.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    552541104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                Barry F. Schwartz
                               35 East 62nd Street
                            New York, New York 10021
                                 (212) 572-8600
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                November 27, 2002
--------------------------------------------------------------------------------
                          (Date of event which requires
                            filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


--------------------------------------------------------------------------------
CUSIP No. 552541104                 13D            Page   2   of  10  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  Mafco Holdings Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER

                                       0
     NUMBER OF           -------------------------------------------------------
       SHARES              8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                        7,148,800
        EACH             -------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                          0
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                        7,148,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,148,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
CUSIP No. 552541104                 13D            Page   3   of  10  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  Mafco Consolidated Group Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER

                                       0
     NUMBER OF           -------------------------------------------------------
       SHARES              8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                        6,648,800
        EACH             -------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                          0
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                        6,648,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,648,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  36.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
CUSIP No. 552541104                 13D            Page   4   of  10  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  PX Holding Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER

                                       0
     NUMBER OF           -------------------------------------------------------
       SHARES              8   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                        0
        EACH             -------------------------------------------------------
     REPORTING             9   SOLE DISPOSITIVE POWER
       PERSON
        WITH                          0
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------



         This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 9, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 12, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001 and Amendment No. 16 thereto dated July 26, 2002 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), Mafco Consolidated Group, Inc., a Delaware Corporation ("Mafco Consolidated Group"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation ("Mafco Consolidated Holdings"), and PX Holding Corporation, a Delaware corporation ("PX Holding"), in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock") of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.
         -----------------------

         Item 2 is hereby amended by adding the following:

         This statement is being filed by Mafco Holdings, Mafco
Consolidated Group and PX Holding (collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons. Mafco Consolidated Holdings was merged with and into Mafco Holdings on October 9, 2002.

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended by adding the following:

         On July 26, 2002, the Company entered into a settlement agreement (the "Settlement Agreement") pursuant to which the parties thereto agreed to settle and dismiss a consolidated derivative and class action, In re M & F Worldwide Corp. Shareholder Litigation (No. 18502), and a derivative action, Furtherfield Partners, et al. v. Ronald O. Perelman (No. 19203), relating to the acquisition by the Company of 7,320,225 shares of common stock, par value $.01 per share, of Panavision Inc., a Delaware corporation (the "Shares"), from PX Holding.

         The Delaware Court of Chancery approved the Settlement Agreement on October 1, 2002 and entered a Final Order and Judgment in Civil Action No. 18502 on that date, and a Final Order and Judgment in Civil Action No. 19203 on October 28, 2002. The terms of the Settlement Agreement require the parties thereto to undertake certain actions (as described below) within ten business days of Final Approval of the Settlement Agreement, as that term is defined therein. As no party to Civil Action Nos. 18502 and 19203 filed an appeal, Final Approval occurred on November 27, 2002.

         In connection with the Settlement Agreement, on December 3, 2002 (the "Closing Date"), PX Holding, the Company, and PVI Acquisition Corp., a Delaware corporation ("PVI Acquisition") and a direct wholly owned subsidiary of M & F Worldwide, entered into a letter agreement (the "Common Stock Letter Agreement"), pursuant to which PX Holding purchased the Shares from PVI Acquisition for an aggregate consideration consisting of (i) 1,500,000 shares of Common Stock, (ii) 6,182,153 shares of Series B Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share of the Company (the "M & F Worldwide Series B Preferred Stock"), and
(iii) $80,000,000 in cash. In addition, on the Closing Date, Mafco Holdings and the Company entered into a letter agreement (the "Preferred Stock Letter Agreement"), pursuant to which Mafco Holdings delivered 666,677 shares of M & F Worldwide Series B Preferred Stock to the Company in exchange for (i) 1,381,690 shares of Series A Non-Cumulative Perpetual Participating Preferred Stock, par value $.01 per share, of Panavision, and
(ii) $976,250 in cash.

         A copy of the Common Stock Letter Agreement is attached hereto as
Exhibit 22 and a copy of the Preferred Stock Letter Agreement is attached hereto as Exhibit 23. The description of the Common Stock Letter Agreement and the Preferred Stock Letter Agreement are qualified in their entirety by reference to the Common Stock Letter Agreement and the Preferred Stock Letter Agreement, respectively.

         In addition, the following agreements were also entered into in connection with the Settlement Agreement:

         (i) The Company and PX Holding entered into a letter agreement (the "PX Holding-M & F Worldwide Termination Agreement"), dated as of the Closing Date, terminating the Registration Rights Agreement, dated as of April 19, 2001, as amended on December 21, 2001, between such parties, pursuant to which PX Holding had received registration rights with regard to certain shares of Common Stock and M & F Worldwide Series B Preferred Stock;

         (ii) The Company and Ronald O. Perelman ("Mr. Perelman") entered into a letter agreement (the "M & F
                  Worldwide-Perelman Termination Agreement"), dated as of the Closing Date, terminating the letter agreement, dated as of April 19, 2001, between such parties; and

         (iii) The Company and Mafco Holdings entered into a letter agreement (the "M & F Worldwide-Mafco Termination Agreement"), dated as of the Closing Date, terminating the letter agreement, dated as of April 19, 2001, between such parties.

         A copy of the PX Holding-M & F Worldwide Termination Agreement is attached hereto as Exhibit 24, a copy of the M & F Worldwide-Perelman Termination Agreement is attached hereto as Exhibit 25 and a copy of the M & F Worldwide-Mafco Termination Agreement is attached hereto as Exhibit 26. The description of the PX Holding-M & F Worldwide Termination Agreement, M & F Worldwide-Perelman Termination Agreement and the M & F Worldwide-Mafco Termination Agreement are qualified in their entirety by reference to the PX Holding-M & F Worldwide Termination Agreement, M & F Worldwide-Perelman Termination Agreement and the M & F Worldwide-Mafco Termination Agreement, respectively.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended by adding the following:

         (a)-(b) As of December 3, 2002, based upon information provided by the Company, there were 18,121,271 outstanding shares of Common Stock (net of shares held in the Company's treasury). Mafco Consolidated Group beneficially owns 6,648,800 shares of Common Stock, representing approximately 36.7% of the Common Stock outstanding. Mafco Holdings may be deemed to share beneficial ownership of the 6,648,800 shares of Common Stock beneficially owned by Mafco Consolidated Group and the 500,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof (an aggregate of 7,148,800 shares of Common Stock, representing 38.4% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission), by virtue of its ownership of 100% of the common stock of Mafco Consolidated Group and Mr. Perelman's 100% ownership of its common stock. PX Holding no longer shares beneficial ownership of any shares of Common Stock.

         (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

         (d) Not Applicable

         (e) Not Applicable

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 22                   Common Stock Letter Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and M & F Worldwide
                                      Corp.
         Exhibit 23                   Preferred Stock Letter Agreement, dated as of December 3,
                                      2002, by and between PX Holding Corporation and M & F
                                      Worldwide Corp.
         Exhibit 24                   PX Holding-M & F Worldwide Termination Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and M & F Worldwide Corp.
         Exhibit 25                   M & F Worldwide-Perelman Termination Agreement, dated as of
                                      December 3, 2002, by and between Ronald O. Perelman and M &
                                      F Worldwide Corp.
         Exhibit 26                   M & F Worldwide-Mafco Termination Agreement, dated as of
                                      December 3, 2002, by and between Mafco Holdings Inc. and M &
                                      F Worldwide Corp.
         Exhibit 27                   Press Release, dated December 3, 2002


                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.



Dated: December 4, 2002


                                            MAFCO HOLDINGS INC.
                                            MAFCO CONSOLIDATED GROUP INC.
                                            PX HOLDING CORPORATION


                                            By: /s/ Glenn P. Dickes
                                                --------------------------------
                                                Glenn P. Dickes
                                                Secretary

                               EXHIBIT INDEX
      Exhibit
      ------

        22           Common Stock Letter Agreement, dated as of December 3, 2002, by and between
                     PX Holding Corporation and M & F Worldwide Corp.
        23           Preferred Stock Letter Agreement, dated as of December 3, 2002, by and between PX Holding Corporation and M & F Worldwide Corp.
        24           PX Holding-M & F Worldwide Termination Agreement, dated as of December 3,
                     2002, by and between PX Holding Corporation and M & F Worldwide Corp.
        25           M & F Worldwide-Perelman Termination Agreement, dated as of December 3, 2002, by and between Ronald O. Perelman and M & F Worldwide Corp.
        26           M & F Worldwide-Mafco Termination Agreement, dated as of December 3, 2002, by and between Mafco Holdings Inc. and M & F Worldwide Corp.
        27           Press Release, dated December 3, 2002